Item 77D DWS S&P 500 Index Fund (a series of
DWS Investment Trust)


At a meeting held May 15-16, 2008, the Board of Directors of DWS U.S. Bond Index Fund, a series of
DWS Investment Trust, approved the Fund's increased participation in a securities lending program (the "Program") effective on or about June
6, 2008. Pursuant to the program, the Fund may now lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.


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